U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM U-9C-3




                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended March 31, 1998



                          New Century Energies, Inc.
                     (Name of Registered Holding Company)

                   1225 17th Street, Denver, Colorado 80202
                  (Address of Principal Executives Offices)

             Inquires concerning this Form U-9C-3 may be directed to
                                     either:

                                Teresa S. Madden
                            Controller and Secretary
                           New Century Energies, Inc.
                           1225 17th Street, Suite 900
                                Denver, CO 80202
                                 (303) 294-2338

                                       or

                                William M. Dudley
                            Associate General Counsel
                           New Century Energies, Inc.
                           1225 17th Street, Suite 600
                                Denver, CO 80202
                                 (303) 294-2500

                          NEW CENTURY ENERGIES, INC.
                                 FORM U-9C-3
                     For the Quarter Ended March 31, 1998

                              Table of Contents
                              -----------------

                                                                          Page
                                                                          ----

Item 1.  Organization Chart                                                  1

Item 2.  Issuances and Renewals of Securities and Capital Contributions      1

Item 3.  Associated Transactions                                             2

Item 4.  Summary of Aggregate Investment                                     3

Item 5.  Other Investments                                                   3

Item 6.  Financial Statements and Exhibits                                   3

SIGNATURE                                                                    4

Item 1. - ORGANIZATION CHART


           Name of                Energy or                                    Percentage of      Nature
          Reporting              Gas Related       Date of        State of         Voting           of
           Company                 Company      Organization    Organization  Securities Held     Business
           -------                 -------      ------------    ------------  ---------------     --------
New Century Energies, Inc.(a)
  NC Enterprises, Inc. (a)
   New Century-Cadence, Inc (b) Energy-related  August 28, 1997       CO         100%           Holds energy-related
                                                                                                company

     Cadence Network LLC(c)    Energy-related  September 3, 1997      DE         33 1/3%        Energy management and
                                                                                                consulting services; also
                                                                                                brokering and marketing of
                                                                                                energy commodities

-----------------------
(a) Directly and/or indirectly holds securities in energy-related companies.
(b) Exclusively in business of holding interest in Cadence Network LLC.
(c) Specifically, Cadence Network LLC will provide a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.


Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTION

CAPTIAL CONTRIBUTIONS:

Company                          Company                    Amount of
Contributing                     Receiving                  Capital
Capital                          Capital                    Contribution
-------                          -------                    ------------

NONE

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

Reporting  Associate
Company    Company     Types of    Direct      Indirect       Cost        Total
Rendering  Receiving   Services    Costs       Costs          or          Amount
Services   Services    Rendered    Charged     Charged        Capital     Billed
--------   --------    --------    -------     -------        -------     ------
NONE


Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate   Reporting
Company     Company     Types of     Direct      Indirect    Cost        Total
Rendering   Receiving   Services     Costs       Costs       of          Amount
Services    Services    Rendered     Charged     Charged     Capital     Billed
--------    --------    --------     -------     -------     -------     ------

NONE

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:        (in thousands)

  Total consolidated capitalization as
    of March 31, 1998                           $4,872,319                Line 1

  Total capitalization multiplied by 15%
  (Line 1 multiplied by 0.15)                      730,848                Line 2

  Greater of $50 million or line 2                              $730,848  Line 3

  Total current aggregate investment:
  (categorized by major line of energy-
   related business)
     Energy-related business                       2,828
      Total current aggregate investment                           2,828  Line 4
                                                                  ------

  Difference between the greater of $50
  million or 15% of capitalization and
  the total aggregate investment of the
  registered holding company system                             $728,020  Line 5
  (line 3 less line 4)                                          ========


Investments in gas-related companies:

NONE


Item 5. - OTHER INVESTMENTS

Major Line              Other                Other
of Energy-Related       Investment in Last   Investment in This   Reason for Difference in
Business                U-9C-3 Report        U-9C-3 Report        Other Investment
--------                -------------        -------------        ----------------

NONE


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

      Exhibit A-1 Financial statements of Cadence Network, LLC for the quarter ended March 31, 1998 - filed under confidential treatment pursuant to Rule 104(b).

B.   Exhibits:

      NONE.

                                    SIGNATURE

      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                      New Century Energies, Inc.



                                                      By /s/ Teresa S. Madden
                                                      Teresa S. Madden
                                                      Controller and Secretary


May 29, 1998

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the fourth quarter of 1997 was filed with New Century Energies, Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado
1580 Logan Street
Denver, CO   80203

Public Service Commission of Wyoming
Hansen Building, Suite 300
2515 Warren Avenue
Cheyenne, WY   82002

Public Utility Commission of Texas
1701 N. Congress Avenue
Austin, Texas   78711

New Mexico Public Utility Commission
224 E. Palace Avenue
Santa Fe, NM   87503

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS   66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK   73105